 Exhibit 99.2
Management’s Discussion and Analysis
July 28, 2021
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil; and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020, dated February 24, 2021 (the 2020 annual MD&A).
This MD&A, for the three and six months ended June 30, 2021, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2021, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020, and the 2020 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
8   2021 Second Quarter   Suncor Energy Inc.

1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which is on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.
Non-GAAP Financial Measures
Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts − are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2020 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2021 Second Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
2. Second Quarter Highlights
•
Second quarter financial results

•
Suncor’s second quarter 2021 operating earnings(1)(2) were $722 million ($0.48 per common share), compared to an operating loss of  $1.345 billion ($0.88 per common share) in the prior year quarter. In the second quarter of 2021, crude oil and refined product realizations increased significantly compared to the prior year quarter, which reflected the impact of the unprecedented decline in transportation fuel demand, due to the impacts of the COVID-19 pandemic, and the increase in OPEC+ crude supply. The improving business environment in the second quarter of 2021 also resulted in a net inventory valuation gain, reflecting a first-in, first-out (FIFO) gain as a result of the increasing value of refinery feedstock. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the second quarter of 2021 and reflected lower costs in the prior year quarter related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.

•
Suncor’s net earnings were $868 million ($0.58 per common share) in the second quarter of 2021, compared to a net loss of  $614 million ($0.40 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the second quarter of 2021 included a $156 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $10 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $478 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $144 million after-tax unrealized loss on risk management activities.

•
Funds from operations(1) were $2.362 billion ($1.57 per common share) in the second quarter of 2021, compared to $488 million ($0.32 per common share) in the second quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.086 billion ($1.39 per common share) for the second quarter of 2021, compared to cash flow used in operating activities of  $768 million ($0.50 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in both periods. The use of cash in the second quarter of 2021 was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances, which was partially offset by a decrease in income tax receivable balances related to the receipt of a portion of the company’s 2020 income tax refund.

•
Record In Situ production. Suncor’s total upstream production increased to 699,700 barrels of oil equivalent per day (boe/d) in the second quarter of 2021, compared to 655,500 boe/d in the prior year quarter, due to strong Oil Sands operations production including record In Situ volumes, partially offset by the impact of planned turnaround maintenance at Syncrude.

•
Well positioned for strong second half of 2021. Significant turnaround activities were completed at Syncrude, Buzzard and across all of the company’s refineries during the second quarter of 2021.The company exited the quarter with refinery utilization of approximately 94%, and with Syncrude and Buzzard having returned to production, the company is set up for a strong second half of the year.

•
Improving downstream demand. Canadian gasoline and diesel demand in the second quarter of 2021 is estimated to be 13%(3) below the comparable pre-COVID period in 2019, reflecting the continued COVID-19-related restrictions across Canada. With the lifting of many restrictions in July, gasoline and diesel demand is estimated to have improved to 6%(3) below the comparable 2019 levels.

•
Outlined updated strategy. The company shared its updated strategy, which focuses on increasing shareholder returns while accelerating its greenhouse gas (GHG) emissions reduction targets, growing its business in low GHG fuels, electricity and hydrogen, sustaining and optimizing its base business and transforming its GHG footprint to be a net-zero company by 2050.

•
Announced alliance to achieve emissions reductions across Canada’s oil sands. Suncor, together with four industry partners representing 90% of Canada’s oil sands production, announced the Oil Sands Pathways to Net Zero alliance whose initiative is aimed at working collectively with the federal and Alberta governments to achieve net-zero GHG emissions from oil sands operations by 2050.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Sources: IHS Markit and Statistics Canada.

10   2021 Second Quarter   Suncor Energy Inc.

•
Maximized shareholder returns in the quarter. In the second quarter of 2021, Suncor remained focused on maximizing the return to its shareholders through the repurchase of approximately 23 million common shares for $643 million under the company’s share repurchase program, and payment of  $315 million of dividends. Share repurchases in the quarter represent 1.5% of Suncor’s issued and outstanding common shares as at January 31, 2021. Since the start of the normal course issuer program (NCIB) in February 2021, the company has repurchased $961 million in common shares, representing approximately 35 million common shares at an average share price of  $27.47 per common share, or the equivalent of 2.3% of Suncor’s issued and outstanding common shares as at January 31, 2021.

•
Commitment towards increased share repurchases. Subsequent to the second quarter of 2021, Suncor’s Board of Directors (the Board) approved an increase to the company’s share repurchase program to approximately 5% of the company’s outstanding common shares as at January 31, 2021. Concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to approximately 5%. The increase to the program demonstrates management’s confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders.

2021 Second Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
3. Consolidated Financial Information
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)
Oil Sands	441	(1 019)	767	(2 972)
Exploration and Production	250	(51)	413	(478)
Refining and Marketing	375	269	1 082	214
Corporate and Eliminations	(198)	187	(573)	(903)
Total	868	(614)	1 689	(4 139)
Operating earnings (loss)(1)(2)
Oil Sands	465	(1 148)	764	(1 596)
Exploration and Production	250	(51)	413	(56)
Refining and Marketing	361	145	1 075	246
Corporate and Eliminations	(354)	(291)	(784)	(360)
Total	722	(1 345)	1 468	(1 766)
Funds from (used in) operations(1)
Oil Sands	1 680	10	3 080	701
Exploration and Production	411	309	696	482
Refining and Marketing	581	475	1 543	699
Corporate and Eliminations	(310)	(306)	(847)	(393)
Total	2 362	488	4 472	1 489
Change in non-cash working capital	(276)	(1 256)	(41)	(873)
Cash flow provided by (used in) operating activities	2 086	(768)	4 431	616
Capital and exploration expenditures(3)
Asset sustainment and maintenance	1 015	410	1 488	1 149
Economic investment	295	261	594	804
Total	1 310	671	2 082	1 953
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Discretionary free funds flow (deficit)(1)	1 016	(255)	2 318	(717)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Excludes capitalized interest of  $37 million in the second quarter of 2021 and $27 million in the second quarter of 2020.

12   2021 Second Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Production volumes by segment
Oil Sands – SCO (mbbls/d)	437.2	436.6	478.1	470.1
Oil Sands – Non-upgraded bitumen (mbbls/d)	178.5	117.1	174.6	121.8
Exploration and Production (mboe/d)	84.0	101.8	89.6	105.8
Total (mboe/d)	699.7	655.5	742.3	697.7
Refinery utilization (%)	70	76	81	85
Refinery crude oil processed (mbbls/d)	325.3	350.4	376.6	394.9
Net Earnings (Loss)
Suncor’s consolidated net earnings for the second quarter of 2021 were $868 million, compared to a net loss of  $614 million for the prior year quarter. Net earnings were primarily caused by the same factors that resulted in the operating earnings described subsequently in this section of this MD&A.
Other items affecting net earnings (loss) over these periods included:
•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $156 million for the second quarter of 2021, compared to $478 million for the second quarter of 2020.

•
The after-tax unrealized loss on risk management activities was $10 million for the second quarter of 2021, compared to $144 million for the second quarter of 2020.

•
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of  $177 million in the Oil Sands segment and $220 million in the Refining and Marketing (R&M) segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down of  $397 million after-tax was included in net earnings but was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

2021 Second Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating Earnings (Loss) Reconciliation(1)
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	868	(614)	1 689	(4 139)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(156)	(478)	(337)	543
Unrealized loss (gain) on risk management activities(2)	10	144	(10)	32
Restructuring charge(3)	—	—	126	—
Asset impairment(4)	—	—	—	1 798
Impact of inventory write-down to net realizable value(5)	—	(397)	—	—
Operating earnings (loss)(1)(2)	722	(1 345)	1 468	(1 766)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the Exploration and Production (E&P) segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(5)
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of  $177 million in the Oil Sands segment and $220 million in the R&M segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down of  $397 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

14   2021 Second Quarter   Suncor Energy Inc.

Suncor’s second quarter 2021 operating earnings were $722 million ($0.48 per common share), compared to an operating loss of  $1.345 billion ($0.88 per common share) in the prior year quarter. In the second quarter of 2021, crude oil and refined product realizations increased significantly compared to the prior year quarter, which reflected the impact of the unprecedented decline in transportation fuel demand, due to the impacts of the COVID-19 pandemic, and the increase in OPEC+ crude supply. The improving business environment in the second quarter of 2021 also resulted in a net inventory valuation gain, reflecting a FIFO gain as a result of the increasing value of refinery feedstock. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the second quarter of 2021 and reflected lower costs in the prior year quarter related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.
After-Tax Share-Based Compensation Expense (Recovery) by Segment
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Oil Sands	18	8	42	(7)
Exploration and Production	2	1	5	(1)
Refining and Marketing	10	5	25	(4)
Corporate and Eliminations	34	16	79	(20)
Total share-based compensation expense (recovery)	64	30	151	(32)
The after-tax share-based compensation expense increased to $64 million during the second quarter of 2021, compared to an expense of  $30 million during the prior year quarter, as a result of a greater increase in the company’s share price through the period.
2021 Second Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended June 30		Average for the six months ended June 30
		2021	2020	2021	2020
WTI crude oil at Cushing	US$/bbl	66.05	27.85	61.95	36.95
Dated Brent crude	US$/bbl	68.85	29.20	64.85	39.65
Dated Brent/Maya crude oil FOB price differential	US$/bbl	6.20	2.70	5.45	9.30
MSW at Edmonton	Cdn$/bbl	77.25	30.20	71.95	41.10
WCS at Hardisty	US$/bbl	54.60	16.35	50.00	20.95
Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(11.45)	(11.50)	(11.95)	(16.00)
SYN-WTI differential	US$/bbl	0.35	(4.55)	(1.55)	(3.60)
Condensate at Edmonton	US$/bbl	66.40	22.20	62.20	34.20
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.10	2.00	3.10	2.00
Alberta Power Pool Price	Cdn$/MWh	104.50	29.90	100.00	48.45
New York Harbor 2-1-1 crack(1)	US$/bbl	20.35	12.20	18.00	13.45
Chicago 2-1-1 crack(1)	US$/bbl	20.25	6.75	16.85	8.25
Portland 2-1-1 crack(1)	US$/bbl	24.55	12.20	20.20	15.25
Gulf Coast 2-1-1 crack(1)	US$/bbl	18.25	9.00	16.35	11.00
Exchange rate	US$/Cdn$	0.81	0.72	0.80	0.73
Exchange rate (end of period)	US$/Cdn$	0.81	0.73	0.81	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the second quarter of 2021, crude oil and crack spread benchmarks improved compared to the prior year quarter which was significantly impacted by an unprecedented decline in transportation fuel demand, due to the impacts of the COVID-19 pandemic, and the increase in OPEC+ crude supply.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the second quarter of 2021 reflected an increase in WTI at Cushing, which averaged US$66.05/bbl compared to US$27.85/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $77.25/bbl in the second quarter of 2021 compared to $30.20/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$54.60/bbl in the second quarter of 2021, from US$16.35/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta, and U.S. Gulf Coast heavy pricing.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$68.85/bbl in the second quarter of 2021, compared to US$29.20/bbl in the prior year quarter.
16   2021 Second Quarter   Suncor Energy Inc.

Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the second quarter of 2021, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$25.65/bbl in the second quarter of 2021, compared to US$19.00/bbl in the second quarter of 2020, primarily related to the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.10/mcf in the second quarter of 2021, from $2.00/mcf in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price increased to an average of $104.50/MWh in the second quarter of 2021, compared to $29.90/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. The Canadian dollar strengthened in relation to the U.S. dollar in the second quarter of 2021, as the average exchange rate increased to US$0.81 per one Canadian dollar from US$0.72 per one Canadian dollar in the prior year quarter. This rate increase had a negative impact on price realizations for the company during the second quarter of 2021 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 66% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
2021 Second Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Gross revenues	4 636	1 652	8 987	4 969
Less: Royalties	(220)	(16)	(378)	(41)
Operating revenues, net of royalties	4 416	1 636	8 609	4 928
Net earnings (loss)	441	(1 019)	767	(2 972)
Adjusted for:
Unrealized loss (gain) on risk management activities(1)	24	48	(3)	—
Impairment(2)	—	—	—	1 376
Inventory write-down to net realizable value(3)	—	(177)	—	—
Operating earnings (loss)(4)	465	(1 148)	764	(1 596)
Funds from operations(4)	1 680	10	3 080	701

(1)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(3)
During the first quarter of 2020, Oil Sands recorded an after-tax hydrocarbon inventory write-down to net realizable value of  $177 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The hydrocarbon inventory write-down of  $177 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

18   2021 Second Quarter   Suncor Energy Inc.

The Oil Sands segment had operating earnings of  $465 million in the second quarter of 2021, compared to an operating loss of $1.148 billion in the prior year quarter. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year quarter as a result of the COVID-19 pandemic and OPEC+ supply issues and increased production. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the second quarter of 2021 and reflected lower costs in the prior year quarter related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.
Production Volumes(1)
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel production(2)	449.8	446.3	492.7	481.3
Internally consumed diesel and internal transfers(3)(4)	(12.6)	(9.7)	(14.6)	(11.2)
Upgraded production	437.2	436.6	478.1	470.1
Bitumen production	179.3	117.1	175.6	121.8
Internal bitumen transfers(4)	(0.8)	—	(1.0)	—
Non-upgraded bitumen production	178.5	117.1	174.6	121.8
Total Oil Sands production	615.7	553.7	652.7	591.9

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the second quarter of 2021, Oil Sands operations production volumes included 9,500 bbls/d of internally consumed diesel, of which 7,200 bbls/d was consumed at Oil Sands Base, 1,400 bbls/d was consumed at Fort Hills and 900 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,400 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the second quarter of 2021, Oil Sands operations included 600 bbls/d of SCO that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 100 bbls/d of SCO and 800 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

The company’s net SCO production increased to 437,200 bbls/d in the second quarter of 2021 from 436,600 bbls/d in the second quarter of 2020. Strong mining and upgrading performance at Oil Sands Base resulted in upgrader utilization of 96%, compared to 93% in the prior year quarter. At Syncrude, both periods were impacted by planned maintenance, and following the completion of planned turnaround activities in the second quarter of 2021, Syncrude ramped up to full operating rates subsequent to the end of the quarter. Due to the impacts of the COVID-19 pandemic in the Fort McMurray region, the company staggered its planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude, resulting in the deferral of the Oil Sands Base turnaround to the third quarter of 2021. This decision supported the safe and efficient completion of the Syncrude turnaround activities and minimized the overlap between the two assets. The deferral of the turnaround activities at Oil Sands Base is not anticipated to impact annual production volumes and has been reflected in the company’s 2021 guidance. Suncor continues to work with the community of Fort McMurray, various levels of government and other industry stakeholders to accelerate rapid testing and vaccinations in the region.
The company’s non-upgraded bitumen production increased to 178,500 bbls/d in the second quarter of 2021 from 117,100 bbls/d in the prior year quarter, which, for the second quarter in a row, included the best In Situ quarterly production in the company’s history. During the quarter, the increase in non-upgraded production to market was further supported by strong mining performance at Oil Sands Base, which resulted in less Firebag volumes utilized at the upgrader and overall higher Oil Sands operations production volumes. At MacKay River, production in the prior year quarter was impacted by an outage that occurred in late 2019.
Production at Fort Hills during the quarter reflected the previously communicated change in the mine ramp up strategy. This strategy is principally focused on building ore inventory as appropriate ore inventory levels are required to operate the plant at 90% of nameplate capacity on a two-train operation. By the end of the quarter, ore inventory build was slower than expected with access to additional contract equipment and labour being more constrained than expected. Access to additional resources has increased and we anticipate being at expected contractor capacity by August 2021. Subsequent to the quarter, slope instability on the south side of the mine, which contains the majority of the exposed ore, will require overburden removal to occur earlier than expected to provide full access to the exposed ore and maintain slope integrity. This activity is underway and is expected to be completed by the end of 2021. As a result, Fort Hills plans to continue at the current production level for the remainder of
2021 Second Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
the year, with a transition to both primary extraction trains beginning in late 2021 to enable full production in early 2022. 2021 annual guidance for Fort Hills production and Fort Hills cash operating costs have been updated to reflect these changes.
Sales Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel	433.9	443.1	474.2	477.9
Non-upgraded bitumen	183.5	116.4	182.0	121.9
Total	617.4	559.5	656.2	599.8
SCO and diesel sales volumes decreased to 433,900 bbls/d in the second quarter of 2021, from 443,100 bbls/d in the prior year quarter, due to a build of inventory in the current quarter associated with the timing of sales compared to a draw from inventory in the prior year quarter.
Non-upgraded bitumen sales volumes were 183,500 bbls/d in the second quarter of 2021, compared to 116,400 bbls/d in the prior year quarter, and were influenced by the same factors that affected production volumes, discussed above.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2021	2020	2021	2020
SCO and diesel	76.50	26.48	70.41	40.80
Non-upgraded bitumen	50.20	13.96	46.41	17.65
Crude sales basket (all products)	68.68	23.87	63.75	36.10
Crude sales basket, relative to WTI	(12.40)	(14.72)	(13.47)	(14.32)
Oil Sands price realizations increased in the second quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and increased OPEC+ supply at the beginning of 2020. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
Royalties for the Oil Sands segment were higher in the second quarter of 2021 compared to the prior year quarter, primarily due to higher crude price realizations and production volumes. Royalties for In Situ operations were higher in the second quarter of 2021 compared to the prior year, due to Firebag reaching the higher post-payout phase of its royalty agreement.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the second quarter of 2021 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset. In the second quarter of 2020, the relief provided under the Government of Canada’s Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic, have been included in operating and transportation expense by asset. These costs, however, have been excluded from cash operating costs per barrel for comparability purposes.
At Oil Sands operations, operating costs increased compared to the prior year quarter, primarily due to higher production and maintenance costs as well as higher natural gas prices, partially offset by cost-reduction initiatives.
At Fort Hills, operating costs in the second quarter of 2021 increased when compared to the prior year quarter, reflecting increased mine activity to increase ore inventory. The second quarter of 2020 reflected cost savings associated with the temporary transition to a one-train operation as a result of the decline in the business environment. Operating costs during the second quarter of 2021 were also impacted by higher maintenance and natural gas prices compared to the prior year quarter.
Suncor’s share of Syncrude operating costs in the second quarter of 2021 increased when compared with the prior year quarter, primarily due to higher planned maintenance that was conducted at the same time as the planned turnaround. In the second quarter of 2020, Syncrude reduced planned maintenance activities and revised the scope of work in support of operating cost reduction targets and to comply with COVID-19 safety measures.
DD&A expense for the second quarter of 2021 was comparable to the prior year quarter.
20   2021 Second Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2021	2020	2021	2020
Oil Sands operating, selling and general expense (OS&G)	1 945	1 528	3 918	3 780
Oil Sands operations cash operating costs(1) reconciliation
Oil Sands operations OS&G	1 167	975	2 320	2 278
Non-production costs(2)	(51)	(13)	(118)	(95)
Excess power capacity and other(3)	(82)	(48)	(206)	(139)
Inventory changes	(13)	17	(3)	(74)
Oil Sands operations cash operating costs(1)	1 021	931	1 993	1 970
Oil Sands operations production volumes (mbbls/d)	470.1	396.3	466.9	392.1
Oil Sands operations cash operating costs(1) ($/bbl)	23.85	25.80	23.60	27.60
Fort Hills cash operating costs(1) reconciliation
Fort Hills OS&G	211	148	392	468
Non-production costs(2)	(32)	(9)	(58)	(37)
Inventory changes	(9)	12	6	(52)
Fort Hills cash operating costs(1)	170	151	340	379
Fort Hills production volumes (mbbls/d)	45.3	47.3	48.2	64.0
Fort Hills cash operating costs(1) ($/bbl)	41.35	35.35	39.05	32.60
Syncrude cash operating costs(1) reconciliation
Syncrude OS&G	567	405	1 206	1 034
Non-production costs(2)	(48)	11	(125)	(36)
Syncrude cash operating costs(1)	519	416	1 081	998
Syncrude production volumes (mbbls/d)	113.7	119.5	153.2	146.9
Syncrude cash operating costs(1) ($/bbl)	50.25	38.35	38.95	37.30

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs for 2020 include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel decreased to $23.85 in the second quarter of 2021, compared to $25.80 in the prior year quarter, due to increased production, partially offset by higher operating, selling and general expenses, as detailed above.
Oil Sands operations non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by safe-mode and COVID-19 response costs.
Excess power capacity and other costs at Oil Sands operations for the second quarter of 2021 were higher than the prior year quarter, due mainly to an increase in excess power revenues on higher prices.
Inventory changes in the second quarter of 2020 reflected changes to inventory valuation that are excluded from cash cost per barrel.
2021 Second Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
Fort Hills cash operating costs(1) per barrel were $41.35 in the second quarter of 2021, compared to $35.35 in the prior year quarter, reflecting increased mine activity to increase ore inventory. In the second quarter of 2021, non-production costs were higher compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by additional costs incurred in response to the COVID-19 pandemic. In the second quarter of 2020, inventory changes at Fort Hills reflected changes to inventory valuation that are excluded from cash operating costs per barrel.
Syncrude cash operating costs(1) per barrel were $50.25 in the second quarter of 2021, compared to $38.35 in the prior year quarter, due to higher operating, selling and general expenses, as detailed above, and lower production due to planned maintenance. Syncrude non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by additional costs incurred in response to the COVID-19 pandemic.
Results for the First Six Months of 2021
Oil Sands net earnings were $767 million for the first six months of 2021, compared to a net loss of  $2.972 billion in the prior year period. In addition to the factors impacting operating (loss) earnings explained below, net earnings for the first six months of 2021 included a $3 million after-tax unrealized gain on risk management activities. Net loss for the first six months of 2020 included $1.376 billion of non-cash after-tax asset impairment charges.
Oil Sands operating earnings for the first six months of 2021 were $764 million, compared to an operating loss of  $1.596 billion for the same period in 2020. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year quarter as a result of the COVID-19 pandemic and OPEC+ supply issues, and increased production, partially offset by higher royalties.
Funds from operations for the first six months of 2021 were $3.080 billion for the Oil Sands segment, compared to $701 million in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel averaged $23.60 for the first six months of 2021, a decrease from an average of  $27.60 for the first six months of 2020 due to increased production on comparable cash operating costs resulting from cost savings initiatives, partially offset by higher natural gas prices.
Fort Hills cash operating costs per barrel averaged $39.05 for the first six months of 2021, compared to $32.60 for the same period of 2020, reflecting the change in mine ramp up strategy to increase the available ore inventory in order to provide a consistent feed to the two primary extraction trains at the plant while keeping current production flat. Higher production for the first six months of 2020 reflected Fort Hills operating on two primary extraction trains early in year. In response to the COVID-19 pandemic, the company managed production to keep pace with reduced downstream demand, temporarily transitioning to a one-train operation at Fort Hills in the second quarter of 2020.
Syncrude cash operating costs per barrel averaged $38.95 for the first six months of 2021, an increase compared to $37.30 in the first six months of 2020, primarily due to higher planned maintenance that was conducted at the same time as the planned turnaround, partially offset by an increase in production volumes. In the first six months of 2020, planned maintenance activities at Syncrude were revised to focus on strategic maintenance, to reduce the scope of work in support of cost-reduction targets and to comply with COVID-19 safety measures.
Planned Maintenance Update
Planned annual coker maintenance at Oil Sands Base Upgrader 1, which began in the first quarter of 2021, was completed in the second quarter. Planned turnaround maintenance at Syncrude’s largest coker was also completed in the second quarter of 2021. During the quarter the company deferred its planned turnaround at Oil Sands Base plant Upgrader 2 into the third quarter, from the second quarter of 2021. The anticipated impact of these maintenance events has been reflected in the company’s 2021 guidance.
(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

22   2021 Second Quarter   Suncor Energy Inc.

Exploration and Production
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Gross revenues(1)	771	293	1 361	832
Less: Royalties(1)	(83)	(6)	(127)	(28)
Operating revenues, net of royalties	688	287	1 234	804
Net earnings (loss)	250	(51)	413	(478)
Adjusted for:
Asset impairment(2)	—	—	—	422
Operating earnings (loss)(3)	250	(51)	413	(56)
Funds from operations(3)	411	309	696	482

(1)
Production, revenues and royalties from the company’s Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of  $135 million in the second quarter of 2021, which is required for presentation purposes in the company’s financial statements under the working-interest basis. In the second quarter of 2020, there were no Libya sales included in production, revenues or royalties.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the second quarter of 2021 increased to $250 million, from an operating loss of $51 million in the prior year quarter, with the increase primarily due to higher realized crude prices, partially offset by higher royalties and lower production volumes.
2021 Second Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Production Volumes
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
E&P Canada (mbbls/d)	57.5	62.3	57.8	62.3
E&P International (mboe/d)	26.5	39.5	31.8	43.5
Total production (mboe/d)	84.0	101.8	89.6	105.8
Total sales volumes (mboe/d)	103.8	108.7	94.1	107.9
Production volumes for E&P Canada were 57,500 bbls/d in the second quarter of 2021, compared to 62,300 bbls/d in the prior year quarter, primarily due to natural production declines in the second quarter of 2021. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019. During the second quarter of 2021, the company announced that the co-owners of the Terra Nova Floating, Production, Storage and Offloading facility and associated Terra Nova Field have reached an agreement, in principle, to restructure the project ownership and provide short-term funding towards continuing the development of the Asset Life Extension Project, with the intent to move to a sanction decision in the third quarter of 2021. The agreement is subject to finalized terms and approval from all parties to the agreement and is contingent upon the previously disclosed royalty and financial support from the Government of Newfoundland & Labrador.
E&P International production was 26,500 boe/d in the second quarter of 2021, compared to 39,500 boe/d in the prior year quarter. Production volumes decreased in the current quarter primarily due to planned turnaround activities at Buzzard and natural declines, partially offset by liftings in Libya in the second quarter of 2021 compared to no liftings in the prior year quarter.
E&P sales volumes decreased to 103,800 boe/d in the second quarter of 2021, compared to 108,700 boe/d in the prior year quarter, due to the decrease in production that was offset by a draw of inventory at E&P Canada associated with the timing of cargo sales.
Price Realizations
	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2021	2020	2021	2020
Exploration and Production
E&P Canada – Crude oil and natural gas liquids ($/bbl)	80.65	22.87	77.76	44.53
E&P International(1) ($/boe)	78.82	30.80	73.99	47.60

(1)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the second quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and increased OPEC+ supply at the beginning of 2020. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
E&P royalties in the second quarter of 2021 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses for the second quarter of 2021 were comparable to the prior year quarter.
DD&A and exploration expense in the second quarter of 2021 decreased from the prior year quarter as a result of lower production and a decline in exploration activities.
Results for the First Six Months of 2021
Net earnings for E&P were $413 million for the first six months of 2021, compared to a net loss of  $478 million in the prior year period. In addition to the factors impacting operating earnings (loss) described below, net earnings for the first six months of 2020 included non-cash after-tax impairment charges of  $422 million against the company’s share of the White Rose and Terra Nova assets.
24   2021 Second Quarter   Suncor Energy Inc.

Operating earnings for E&P for the first six months of 2021 were $413 million, compared to an operating loss of  $56 million for the first six months of 2020. The increase was primarily due to higher realized crude prices as crude benchmarks were significantly impacted in the prior year period due to the impacts of the COVID-19 pandemic and OPEC+ supply issues as well as lower DD&A and exploration expense, partially offset by lower production volumes and higher royalties.
Funds from operations were $696 million for the first six months of 2021, compared to $482 million for the first six months of 2020, due to the same reasons noted in operating (loss) earnings above, excluding the impacts of DD&A and exploration expense.
Subsequent Event
Subsequent to June 30, 2021, the agreement for the sale of Suncor’s 26.69% working interest in the Golden Eagle Area Development was approved by the purchaser’s shareholders with financing conditions met. The effective date of the sale is January 1, 2021 for gross proceeds of US$325 million and contingent consideration up to US$50 million before closing adjustments and other closing costs and is expected to close in the third quarter of 2021.
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the third quarter of 2021.
Refining and Marketing
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Operating revenues	4 938	2 759	9 951	7 346
Net earnings	375	269	1 082	214
Adjusted for:
Unrealized (gain) loss on risk management activities(1)	(14)	96	(7)	32
Inventory write-down to net realizable value(2)	—	(220)	—	—
Operating earnings(3)	361	145	1 075	246
Funds from operations(3)	581	475	1 543	699

(1)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of  $220 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

2021 Second Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
R&M operating earnings in the second quarter of 2021 were $361 million, compared to $145 million in the prior year quarter. Operating earnings included a FIFO inventory valuation gain of  $232 million after-tax on the increase in crude and refined product benchmarks in the second quarter of 2021, compared to a FIFO inventory valuation loss of  $146 million after-tax in the prior year quarter. Operating earnings were unfavourably impacted by lower crude throughput and increased operating expenses.
Volumes
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Crude oil processed (mbbls/d)
Eastern North America	183.7	169.2	192.1	191.1
Western North America	141.6	181.2	184.5	203.8
Total	325.3	350.4	376.6	394.9
Refinery utilization(1)(2) (%)
Eastern North America	83	76	87	86
Western North America	58	76	76	85
Total	70	76	81	85
Refined product sales (mbbls/d)
Gasoline	201.0	175.6	216.7	204.9
Distillate	196.9	190.3	221.2	209.5
Other	65.4	72.9	67.7	70.7
Total	463.3	438.8	505.6	485.1
Refining and marketing gross margin – FIFO(3) ($/bbl)	38.00	20.95	39.55	22.30
Refining and marketing gross margin – LIFO(3) ($/bbl)	29.05	28.55	29.75	32.45
Refining operating expense(3) ($/bbl)	6.65	5.80	6.15	5.70

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 325,300 bbls/d and refinery utilization was 70% in the second quarter of 2021, compared to refinery crude throughput of 350,400 bbls/d and refinery utilization of 76% in the prior year quarter, reflecting planned turnaround activities in the current quarter and reduced rates in response to lower demand due to the COVID-19 pandemic in the prior year quarter. During the second quarter of 2021, the company completed turnaround activities for the year across all its refineries, enabling them to exit the quarter with a refinery utilization of approximately 94%.
Refined product sales in the second quarter of 2021 increased to 463,300 bbls/d, compared to 438,800 bbls/d in the prior year quarter, due to improved refined product demand and a draw in product inventory as we strategically built inventory in support of significant planned turnaround activities and an improving business environment. With the completion of turnarounds across the company’s refineries and the phased lifting of COVID-19-related restrictions, the company is positioned to capture improved margins in the second half of the year as domestic demand continues to recover towards pre-pandemic levels.
Refining and Marketing Gross Margins
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(1) basis, Suncor’s refining and marketing gross margin increased to $29.05/bbl in the second quarter of 2021, from $28.55/bbl in the prior year quarter, due to improved crack spreads, partially offset by narrower crude feedstock advantage, the timing of biofuel blending activities and product mix related to planned turnaround activities. Suncor’s refining and marketing gross margin also reflects Suncor’s marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $38.00/bbl in the second quarter of 2021, from $20.95/bbl in the prior year quarter due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the second quarter of 2021, the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in an after-tax gain of  $232 million. In the prior year quarter, FIFO resulted in an after-tax loss of  $146 million, for a favourable quarter-over-quarter improvement of  $280 million, after-tax, including the impact of short-term commodity risk management activities.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

26   2021 Second Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating expenses and DD&A in the second quarter of 2021 increased compared to the prior year quarter, as the prior year period had lower variable selling costs and was favourably impacted by CEWS. Refining operating expense(1) per barrel was $6.65 in the second quarter of 2021, compared to $5.80 in the prior year quarter, primarily due to lower crude throughput volumes in the current quarter as a result of planned turnaround activities.
Results for the First Six Months of 2021
R&M’s net earnings were $1.082 billion for the first six months of 2021, compared to $214 million in the prior year period. In addition to the factors impacting operating earnings described below, net earnings for the first six months of 2021 included a $7 million after-tax unrealized gain on risk management activities, compared to a $32 million after-tax unrealized loss on risk management activities in the prior year period.
Operating earnings for R&M in the first six months of 2021 were $1.075 billion, compared to $246 million in the first six months of 2020, with the increase primarily due to a FIFO inventory valuation gain as a result of a significant increase in crude and refined product benchmarks compared to the prior year period, which included a FIFO inventory valuation loss. For the first six months of 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of  $605 million after-tax, compared to a negative impact of  $592 million after-tax impact in the first six months of 2020.
Funds from operations were $1.543 billion in the first six months of 2021, compared to $699 million in the first six months of 2020, and increased primarily due to the same factors that influenced operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2021.
Corporate and Eliminations
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Net (loss) earnings	(198)	187	(573)	(903)
Adjusted for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(156)	(478)	(337)	543
Restructuring charge(1)	—	—	126	—
Operating (loss) earnings(2)	(354)	(291)	(784)	(360)
Corporate	(304)	(240)	(642)	(451)
Eliminations	(50)	(51)	(142)	91
Funds used in operations(2)	(310)	(306)	(847)	(393)

(1)
During the first quarter of 2021, the company recorded a restructuring charge related to the previously announced workforce reductions.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate incurred an operating loss of  $304 million for the second quarter of 2021, compared to an operating loss of  $240 million for the prior year quarter, with the increased loss attributable to an increase in share-based compensation expense in the second quarter of 2021 compared to the prior year quarter and the absence of CEWS in the current period which was included in the prior year quarter. Suncor capitalized $37 million of its borrowing costs in the second quarter of 2021 as part of the cost of major development assets and construction projects in progress, compared to $27 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. The elimination of profit in the second quarter of 2021 was comparable to the prior year quarter.
Corporate and Eliminations funds used in operations were $310 million for the second quarter of 2021, compared to $306 million in the second quarter of 2020, and were influenced by the same factors impacting operating loss described above, excluding the impact of non-cash share-based compensation expense.
(1)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Second Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Results for the First Six Months of 2021
The net loss for Corporate and Eliminations was $573 million for the first six months of 2021, compared to $903 million in the prior year period. In addition to the factors impacting operating loss described below, the net loss for the first six months of 2021 included a $337 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and an after-tax restructuring charge of  $126 million related to workforce reductions recorded in the first quarter of 2021. The net loss in the prior year period included a $543 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The operating loss for Corporate and Eliminations for the first six months of 2021 was $784 million, compared to $360 million in the first six months of 2020. The increased operating loss was attributed to an elimination of intercompany profit in the current year period compared to an elimination of an intercompany loss in the prior year period and a share-based compensation expense in the first six months of 2021, as compared to a share-based compensation recovery incurred in the first six months of 2020. The company capitalized $68 million of its borrowing costs in the first six months of 2021, compared with $65 million in the first six months of 2020.
Corporate and Eliminations funds used in operations for the first six months of 2021 were $847 million, compared to $393 million in the prior year period, and were influenced by the same factors impacting operating loss noted above, excluding the impact of share-based compensation expense. Funds used in operations were also impacted by the restructuring charge related to the workforce reductions recorded in the first quarter of 2021.
28   2021 Second Quarter   Suncor Energy Inc.

5. Capital Investment Update
Capital and Exploration Expenditures by Segment
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Oil Sands	834	437	1 373	1 447
Exploration and Production	64	131	133	310
Refining and Marketing	375	86	495	178
Corporate and Eliminations	74	44	149	83
Total capital and exploration expenditures	1 347	698	2 150	2 018
Less: capitalized interest on debt	(37)	(27)	(68)	(65)
	1 310	671	2 082	1 953
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended June 30, 2021			Six months ended June 30, 2021
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands
Oil Sands Base	260	109	369	462	173	635
In Situ	28	59	87	53	130	183
Fort Hills	56	—	56	93	—	93
Syncrude	282	14	296	378	37	415
Exploration and Production	—	57	57	—	119	119
Refining and Marketing	363	11	374	475	19	494
Corporate and Eliminations	26	45	71	27	116	143
	1 015	295	1 310	1 488	594	2 082

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company’s 2021 capital expenditures are focused on the safety and reliability of the company’s operations, heavily weighted towards asset maintenance, which includes significant planned maintenance at both Oil Sands operations, including a turnaround at Oil Sands Base plant Upgrader 2, and Syncrude, with a planned turnaround scheduled at its largest coker.
During the second quarter of 2021, the company spent $1.310 billion on capital expenditures, excluding capitalized interest, compared to $671 million in the prior year quarter. The increase in capital expenditures from the prior year quarter was primarily due to the completion of turnaround activities across the company’s refineries in the second quarter of 2021, completion of turnaround activities at Syncrude’s largest coker, as well as planned maintenance at Oil Sands Base, and economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers, which was partially offset by lower economic spend in the E&P segment. In 2020, due to the impacts of the COVID-19 pandemic, the company deferred, suspended and cancelled certain capital projects or changed the scope of work to reduce costs and to comply with COVID-19 safety measures.
Due to the impacts of the COVID-19 pandemic in the Fort McMurray region, the company staggered its planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude, resulting in the deferral of the Oil Sands Base turnaround to the third quarter of 2021. This decision supported the safe and efficient completion of the Syncrude turnaround activities and minimized the overlap between the two assets. The deferral of the turnaround activities at Oil Sands Base is not anticipated to impact annual production volumes and has been reflected in the company’s 2021 guidance.
2021 Second Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Activity in the second quarter of 2021 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $369 million in the second quarter of 2021 and were primarily focused on asset sustainment and maintenance activities including the coker annual planned maintenance at Oil Sands Base and material and equipment purchases related to the upcoming planned U2 turnaround, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $87 million in the second quarter of 2021 and were primarily directed towards economic investment activities, including the continued investment in well pad projects.
Capital expenditures at Fort Hills were $56 million in the second quarter of 2021, primarily directed towards asset sustainment and maintenance activities in mine and tailings development.
Syncrude capital expenditures were $296 million in the second quarter of 2021, the majority of which were for asset sustainment and maintenance expenditures, which included the completion of planned turnaround maintenance at Syncrude’s largest coker.
Exploration and Production
Capital and exploration expenditures at E&P were $57 million in the second quarter of 2021 and were related to economic investment projects, including development drilling at Hebron and development work at Buzzard and the Fenja project.
Refining and Marketing
R&M capital expenditures were $374 million in the second quarter of 2021 and were primarily related to asset sustainment and turnaround activities across all of the company’s refineries. The company has completed all turnaround activities for the year.
Corporate and Eliminations
Corporate capital expenditures were $71 million in the second quarter of 2021 and were primarily directed towards the company’s digital transformation.
30   2021 Second Quarter   Suncor Energy Inc.

6. Financial Condition and Liquidity
Indicators
	Twelve months ended June 30
	2021	2020
Return on Capital Employed(1)(2) (%)	1.9	(7.5)
Net debt to funds from operations(3)(4) (times)	2.7	3.0
Interest coverage on long-term debt (times)
Earnings basis(5)	2.4	(5.1)
Funds from operations basis(4)(6)	8.0	7.4
Total debt to total debt plus shareholders’ equity (%)	36.4	37.5
Net debt to net debt plus shareholders’ equity(3)(7) (%)	34.0	35.4
Net debt to net debt plus shareholders’ equity – excluding leases(3)(7) (%)	30.5	31.9

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 2.6% for the twelve months ended June 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020. ROCE would have been 1.0% for the twelve months ended June 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Beginning in the first quarter of 2021, the company has added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2021 capital spending program of  $3.8 billion to $4.5 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended June 30, 2021, cash and cash equivalents increased to $2.035 billion from $1.762 billion at March 31, 2021, due to cash flow from operating activities and an increase in short-term debt exceeding the company’s capital and exploration expenditures, dividend payments and the repurchase of Suncor’s own shares under its NCIB in the second quarter of 2021.
For the six months ended June 30, 2021, cash and cash equivalents increased relative to $1.885 billion at December 31, 2020, due to cash flow from operating activities exceeding the company’s capital and exploration expenditures, debt reduction, dividend payments and the repurchase of Suncor’s own shares under its NCIB.
As at June 30, 2021, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 26 days.
Available credit facilities for liquidity purposes at June 30, 2021, decreased to $2.877 billion, compared to $6.043 billion at December 31, 2020. The decrease in liquidity was primarily due to the cancellation of  $2.8 billion in bi-lateral credit facilities that
2021 Second Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. The decrease was partially offset by increased credit availability as a result of a lower commercial paper balance. In the second quarter of 2021, the company extended the maturity of its syndicated credit facilities from April 2022 and April 2023, to June 2024 and June 2025, and reduced the size of each tranche by US$500 million and $500 million, respectively.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels. We believe the disciplined actions around liquidity and capital spending the company has taken to address the recent economic downturn will help sustain the financial health of the company.
In the second quarter of 2021, Dominion Bond Rating Service affirmed the company’s long-term senior debt rating of A (low) and revised its trend to Stable from Negative.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At June 30, 2021, total debt to total debt plus shareholders’ equity was 36.4% (December 31, 2020 – 37.8%). The company continues to be in compliance with all operating covenants under its debt agreements.
($ millions, except as noted)	June 30 2021	December 31 2020
Short-term debt	2 603	3 566
Current portion of long-term debt	598	1 413
Current portion of long-term lease liabilities	295	272
Long-term debt	14 712	13 812
Long-term lease liabilities	2 508	2 636
Total debt	20 716	21 699
Less: Cash and cash equivalents	2 035	1 885
Net debt	18 681	19 814
Shareholders’ equity	36 209	35 757
Total debt plus shareholders’ equity	56 925	57 456
Total debt to total debt plus shareholders’ equity (%)	36.4	37.8
Net debt to net debt plus shareholders’ equity (%)	34.0	35.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	30.5	32.1
Change in Debt
($ millions)	Three months ended June 30, 2021	Six months ended June 30, 2021
Total debt – beginning of period	20 591	21 699
Increase in long-term debt	—	373
Increase (decrease) in short-term debt	365	(906)
Increase in lease liability	20	82
Lease payments	(80)	(168)
Foreign exchange on debt, and other	(180)	(364)
Total debt – June 30, 2021	20 716	20 716
Less: Cash and cash equivalents – June 30, 2021	2 035	2 035
Net debt – June 30, 2021	18 681	18 681
32   2021 Second Quarter   Suncor Energy Inc.

The company’s total debt increased in the second quarter of 2021 due to an increase in short-term debt and leases entered into during the period, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2021, and principal lease payments made during the second quarter of 2021.
The company’s total debt decreased in the first six months of 2021 due to the significant reduction of short-term debt, the repayment of higher interest long-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2020, and principal lease payments made during the first half of the year, partially offset by the issuance of long-term debt and leases entered into during the first six months of 2021.
Common Shares
(thousands)	June 30, 2021
Common shares	1 490 262
Common share options – exercisable	29 311
Common share options – non-exercisable	9 100
As at July 26, 2021, the total number of common shares outstanding was 1,484,504,179 and the total number of exercisable and non-exercisable common share options outstanding was 38,130,450. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
In the first quarter of 2021, the TSX accepted a notice filed by Suncor to commence a NCIB to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021, and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor’s 1,525,150,794 issued and outstanding common shares as at January 31, 2021.
Subsequent to the second quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to approximately 5% of the company’s outstanding common shares, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on July 30, 2021, to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2021, and July 26, 2021, and pursuant to the NCIB, Suncor has already repurchased approximately $1.142 billion of common shares, or 41,501,992 common shares, on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not repurchase more than 76,250,000 common shares.
The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)	22 934	—	34 989	7 527
Weighted average repurchase price per share (dollars per share)	28.05	—	27.47	40.83
Share repurchase cost	643	—	961	307
2021 Second Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2020 annual MD&A with no significant updates to note during the first six months of 2021. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
34   2021 Second Quarter   Suncor Energy Inc.

7. Quarterly Financial Data
Trends in Suncor’s quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta’s mandatory production curtailments that were implemented during 2019 and suspended effective December 2020.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019
Total production (mboe/d)
Oil Sands	615.7	690.6	671.5	519.0	553.7	630.1	662.3	670.0
Exploration and Production	84.0	95.3	97.7	97.2	101.8	109.7	115.9	92.3
	699.7	785.9	769.2	616.2	655.5	739.8	778.2	762.3
Revenues and other income
Operating revenues, net of royalties	9 159	8 679	6 615	6 427	4 229	7 391	9 487	9 803
Other (loss) income	(66)	(43)	(21)	30	16	365	111	93
	9 093	8 636	6 594	6 457	4 245	7 756	9 598	9 896
Net earnings (loss)	868	821	(168)	(12)	(614)	(3 525)	(2 335)	1 035
per common share – basic (dollars)	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67
per common share – diluted (dollars)	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67
Operating earnings (loss)(1)(2)	722	746	(109)	(338)	(1 345)	(421)	812	1 088
per common share – basic(1)(2) (dollars)	0.48	0.49	(0.07)	(0.22)	(0.88)	(0.28)	0.53	0.71
Funds from operations(1)	2 362	2 110	1 221	1 166	488	1 001	2 553	2 675
per common share – basic(1) (dollars)	1.57	1.39	0.80	0.76	0.32	0.66	1.66	1.72
Cash flow provided by (used in) operating activities	2 086	2 345	814	1 245	(768)	1 384	2 304	3 136
per common share – basic (dollars)	1.39	1.54	0.53	0.82	(0.50)	0.91	1.50	2.02
ROCE(1) (%) for the twelve months ended	1.9	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)	4.9	9.7
ROCE(1)(3), excluding impairments (%) for the twelve months ended	2.6	(0.6)	(2.9)	(1.3)	1.0	7.0	10.0	9.7
After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	156	181	539	290	478	(1 021)	235	(127)
Common share information (dollars)
Dividend per common share	0.21	0.21	0.21	0.21	0.21	0.47	0.42	0.42
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	29.69	26.27	21.35	16.26	22.89	22.46	42.56	41.79
New York Stock Exchange (US$)	23.97	20.90	16.78	12.23	16.86	15.80	32.80	31.58

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
ROCE excluding impairments would have been 7.8%, 8.2% and 5.1% for the third quarter of 2019, fourth quarter of 2019, and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

2021 Second Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019
WTI crude oil at Cushing	US$/bbl	66.05	57.80	42.65	40.95	27.85	46.10	56.95	56.45
Dated Brent crude	US$/bbl	68.85	60.85	44.20	43.00	29.20	50.15	63.30	61.90
Dated Brent/Maya FOB price differential	US$/bbl	6.20	4.70	3.30	3.50	2.70	15.95	9.30	5.20
MSW at Edmonton	Cdn$/bbl	77.25	66.55	50.25	51.30	30.20	52.00	68.10	68.35
WCS at Hardisty	US$/bbl	54.60	45.40	33.35	31.90	16.35	25.60	41.10	44.20
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(11.45)	(12.40)	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)
SYN-WTI (differential) premium	US$/bbl	0.35	(3.50)	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)	0.40
Condensate at Edmonton	US$/bbl	66.40	58.00	42.55	37.55	22.20	46.20	53.00	52.00
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.10	3.15	2.65	2.25	2.00	2.05	2.50	0.95
Alberta Power Pool Price	Cdn$/MWh	104.50	95.45	46.15	43.85	29.90	67.05	46.95	46.85
New York Harbor 2-1-1 crack(1)	US$/bbl	20.35	15.60	9.85	10.20	12.20	14.75	18.45	19.70
Chicago 2-1-1 crack(1)	US$/bbl	20.25	13.40	7.95	7.75	6.75	9.75	14.35	17.05
Portland 2-1-1 crack(1)	US$/bbl	24.55	15.80	13.15	12.55	12.20	18.30	25.45	23.90
Gulf Coast 2-1-1 crack(1)	US$/bbl	18.25	14.45	9.00	8.55	9.00	13.00	17.00	20.00
Exchange rate	US$/Cdn$	0.81	0.79	0.77	0.75	0.72	0.74	0.76	0.76
Exchange rate (end of period)	US$/Cdn$	0.81	0.80	0.78	0.75	0.73	0.71	0.77	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2021 Second Quarter   Suncor Energy Inc.

8. Other Items
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2020, note 9 to the unaudited interim Consolidated Financial Statements for the three months and six months ended June 30, 2021, and the Financial Condition and Liquidity section of the 2020 annual MD&A.
Control Environment
Based on their evaluation as at June 30, 2021, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
2021 Second Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
Corporate Guidance
Suncor has updated its previously announced 2021 guidance (which was originally disclosed via press release on November 30, 2020), as set forth in Suncor’s press release dated July 28, 2021, a copy of which is available on www.sedar.com.
38   2021 Second Quarter   Suncor Energy Inc.

9. Non-GAAP Financial Measures Advisory
Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Operating Earnings (Loss)
Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.
Bridge Analyses of Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized short-term commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company’s assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.

2021 Second Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Return on Capital Employed (ROCE)
ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended June 30 ($ millions, except as noted)		2021	2020
Adjustments to net earnings (loss)
Net earnings (loss)		1 509	(5 439)
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(1 166)	435
Net interest expense		689	650
	A	1 032	(4 354)
Capital employed – beginning of twelve-month period
Net debt		20 034	16 121
Shareholders’ equity		36 516	45 509
		56 550	61 630
Capital employed – end of twelve-month period
Net debt		18 681	20 034
Shareholders’ equity		36 209	36 516
		54 890	56 550
Average capital employed	B	55 504	58 179
ROCE (%)(1)	A/B	1.9	(7.5)

(1)
ROCE would have been 2.6% for the twelve months ended June 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020. ROCE would have been 1.0% for the twelve months ended June 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

40   2021 Second Quarter   Suncor Energy Inc.

Funds From (Used In) Operations
Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	441	(1 019)	250	(51)	375	269	(198)	187	868	(614)
Adjustments for:
Depreciation, depletion, amortization and impairment	1 092	1 065	191	223	208	214	21	20	1 512	1 522
Deferred income taxes	(23)	(58)	1	(24)	15	27	(1)	(36)	(8)	(91)
Accretion	60	56	15	12	1	1	1	—	77	69
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(174)	(499)	(174)	(499)
Change in fair value of financial instruments and trading inventory	71	(78)	(47)	142	(36)	(37)	—	—	(12)	27
Loss (gain) on disposal of assets	—	1	—	—	—	(1)	(8)	(1)	(8)	(1)
Share-based compensation	24	11	2	1	14	6	41	19	81	37
Exploration	—	—	—	10	—	—	—	—	—	10
Settlement of decommissioning and restoration liabilities	(39)	(34)	—	(2)	(3)	(2)	(1)	—	(43)	(38)
Other	54	66	(1)	(2)	7	(2)	9	4	69	66
Funds from (used in) operations	1 680	10	411	309	581	475	(310)	(306)	2 362	488
Change in non-cash working capital									(276)	(1 256)
Cash flow provided by (used in) operating activities									2 086	(768)
2021 Second Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	767	(2 972)	413	(478)	1 082	214	(573)	(903)	1 689	(4 139)
Adjustments for:
Depreciation, depletion, amortization and impairment	2 250	4 130	293	1 051	417	446	42	41	3 002	5 668
Deferred income taxes	(31)	(502)	16	(152)	32	17	(16)	26	1	(611)
Accretion	119	112	29	23	3	3	—	—	151	138
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(370)	597	(370)	597
Change in fair value of financial instruments and trading inventory	(44)	85	(54)	6	(18)	61	1	—	(115)	152
Gain on disposal of assets	—	—	—	—	(8)	(4)	(8)	(1)	(16)	(5)
Share-based compensation	23	(75)	1	(10)	12	(45)	43	(159)	79	(289)
Exploration	—	—	—	80	—	—	—	—	—	80
Settlement of decommissioning and restoration liabilities	(107)	(133)	(1)	(6)	(4)	(5)	(1)	—	(113)	(144)
Other	103	56	(1)	(32)	27	12	35	6	164	42
Funds from (used in) operations	3 080	701	696	482	1 543	699	(847)	(393)	4 472	1 489
Change in non-cash working capital									(41)	(873)
Cash flow provided by operating activities									4 431	616
Free Funds Flow and Discretionary Free Funds Flow (Deficit)
Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended Jun 30		Six months ended Jun 30
($ millions)	2021	2020	2021	2020
Funds from operations	2 362	488	4 472	1 489
Asset sustaining and maintenance capital and dividends(1)	(1 346)	(743)	(2 154)	(2 206)
Discretionary free funds flow (deficit)	1 016	(255)	2 318	(717)

(1)
Includes capitalized interest on sustaining capital of  $16 million in the second quarter of 2021 and $13 million in the second quarter of 2020.

42   2021 Second Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS and COVID-19-related costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees and the impact of inventory write-downs. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation and short-term risk management activities. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2021	2020	2021	2020
Refining and marketing gross margin reconciliation
Operating revenues	4 938	2 759	9 951	7 346
Purchases of crude oil and products	(3 712)	(1 701)	(6 987)	(5 659)
Total gross margin	1 226	1 058	2 964	1 687
Other (loss) income	6	(26)	(39)	60
Non-refining and marketing margin	(14)	(312)	(27)	(29)
Refining and marketing gross margin	1 218	720	2 898	1 718
Refinery production(1) (mbbls)	32 053	34 369	73 264	77 098
Refining and marketing gross margin – FIFO ($/bbl)	38.00	20.95	39.55	22.30
FIFO adjustment	(288)	261	(720)	785
Refining and marketing gross margin – LIFO	930	981	2 178	2 503
Refining and marketing gross margin – LIFO ($/bbl)	29.05	28.55	29.75	32.45
Refining operating expense reconciliation
Operating, selling and general expense(2)	472	390	951	870
Non-refining costs(2)	(259)	(191)	(501)	(430)
Refining operating expense	213	199	450	440
Refinery production(1) (mbbls)	32 050	34 369	73 261	77 098
Refining operating expense ($/bbl)	6.65	5.80	6.15	5.70

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(2)
Prior period amounts of OS&G have been reclassified to align with current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

2021 Second Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
10. Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent	YTD	Year to date
per day
MW	megawatts
MWh	megawatts per hour
44   2021 Second Quarter   Suncor Energy Inc.

11. Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s capital allocation strategy, including that: it is targeting further debt reductions in the latter half of the year, the annual ceiling Suncor has set with respect to total capital expenditures of  $5 billion annually to sustain its base business while investing in energy expansion and building out its low-carbon business, its expectation that over the medium term Suncor will allocate approximately 10% of its annual capital budget (approximately $500 million per year) on investments that are intended to advance its lower-carbon energy offering, its plans to allocate incremental funds to shareholder returns in the form of dividends and share buybacks as well as towards debt reduction with the company targeting absolute net debt (inclusive of capital leases) of $12 – $15 billion by 2025, it expects dividends to increase in line with its $2.15 billion incremental free funds flow target with additional free funds flow being allocated to share buybacks, and the plans the company will take to accelerate reaching its debt reduction targets;

•
Suncor’s updated strategy, which focuses on increasing shareholder returns while accelerating its GHG emissions reduction targets, growing its business in low GHG fuels, electricity and hydrogen, sustaining and optimizing its base business and transforming its GHG footprint to be a net-zero company by 2050;

•
statements surrounding Suncor’s recently announced strategic objective to become a net-zero GHG emissions company by 2050 on emissions produced from running its facilities, including those it has a working interest in, and to substantially contribute to society’s net-zero ambitions and its target of reducing its annual emissions by 10 megatonnes across its value chain by 2030 and its plans on how to achieve these goals;

•
Suncor’s initiative, together with four industry partners and collectively with the federal and Alberta governments, to achieve net-zero GHG emissions from oil sands operations by 2050 and the steps this initiative will explore to address GHG emissions, including the creation of a Carbon Capture, Utilization and Storage trunkline as well as the implementation of other next-generation technologies;

•
Suncor’s expectation regarding Fort Hills’ ramp up strategy, including its belief that it will be at expected contractor capacity by August 2021, that overburden removal activity will be completed by the end of 2021 and its plan to continue at the current production level for the remainder of the year, with a transition to both primary extraction trains beginning in late 2021 to enable full production in early 2022;

•
Suncor’s expectations with respect to the Terra Nova Floating, Production, Storage and Offloading facility and associated Terra Nova Field and the Asset Life Extension Project, including that a sanction decision will occur in the third quarter of 2021;

•
the company’s belief that, with the completion of turnarounds across all of the company’s refineries, Buzzard and Syncrude (and with Syncrude and Buzzard having returned to production), Suncor will be able to ramp up its assets and position them for a strong second half of 2021 and that, together with the completion of turnarounds, the phased lifting of restrictions will position Suncor to capture improved margins in the second half of the year as domestic demand continues to recover towards pre-pandemic levels;

•
Suncor’s plan to continue to structurally lower its cost base and improve productivity, including ensuring the smooth transition of Syncrude operatorship and continue its digital transformation;

•
the expectation that, once operatorship of Syncrude is transferred, that there will be gross synergies of approximately $100 million for the joint venture owners within the first six months with an additional $200 million through 2022-2023;

2021 Second Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
•
Suncor’s expectation that initiatives undertaken in 2021 such as mine optimization and digital, process and technology projects will contribute to the company’s $2.15 billion free funds flow target;

•
statements surrounding the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers, the Forty Mile Wind Power Project and the recently announced partnership on a potential world-scale clean hydrogen project in Alberta with ATCO Ltd., including expectations on timing and the impact these projects will have on Suncor’s new strategic carbon objectives and targets around absolute carbon emissions reductions;

•
Suncor’s ambition to be Canada’s leading energy company by focusing on increasing shareholder returns while accelerating its GHG emissions reductions target and that its strategy will optimize the value of its base business and improve its cost and capital efficiency while supplementing it with economically robust energy expansion investments that will contribute to increasing free funds flow;

•
Suncor’s expectation that its updated strategy and progress on its carbon objectives will continue to be underpinned by capital discipline;

•
Suncor's expectation that the sale of its 26.69% working interest in the Golden Eagle Area Development will close in the third quarter of 2021;

•
statements with respect to planned maintenance events and the timing thereof, including the planned maintenance turnaround at Oil Sands Base plant Upgrader 2;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2021 capital spending program of  $3.8 billion to $4.5 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy; and

•
Suncor’s full-year outlook range on Upstream E&P capital expenditures, Downstream capital expenditures, Fort Hills production, Fort Hills cash operating costs and current income taxes as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P, and R&M may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to
46   2021 Second Quarter   Suncor Energy Inc.

finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
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Management’s Discussion and Analysis
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2020 annual MD&A, the 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
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